UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Formula Systems (1985) Ltd. (“Formula”) hereby notifies the holders of its ordinary shares, nominal value NIS 1.00 per share (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) regarding its upcoming special general meeting of shareholders (the “Meeting”). The Meeting will be held at Formula’s offices, located at Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, at 2:00 p.m. (Israel time) on Thursday, August 25, 2022. The record date for the determination of the holders of Ordinary Shares entitled to vote at the Meeting is Thursday, July 21, 2022.

The formal notice and proxy statement, and proxy card, for the Meeting are furnished as exhibits to this Report of Foreign Private Issuer on Form 6-K, as listed below:

Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. Special General Meeting of Shareholders.
99.2	Proxy Card with respect to Formula Systems (1985) Ltd. Special General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: July 21, 2022	By:	/s/ Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer

2

Exhibit 99.1

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel

July 21, 2022

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 25, 2022

Formula Systems (1985) Ltd. Shareholders:

We hereby inform you that a Special General Meeting of Shareholders, or the Meeting, of Formula Systems (1985) Ltd., referred to as Formula or the Company, will be held at 2:00 p.m. (Israel time) on Thursday, August 25, 2022 at our offices at Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, for the following purposes:

1.	Election of Ms. Karolina Rzonca-Bajorek to the Company’s board of directors, or the Board (including an approval of an increase in the authorized size of the Board from five (5) to seven (7) members), to hold office until Formula’s next annual general meeting of shareholders and until her successor is duly elected and qualified.

2.	Election of Ms. Gabriela Żukowicz to the Board (including an approval of an increase in the authorized size of the Board from five (5) to seven (7) members), to hold office until Formula’s next annual general meeting of shareholders and until her successor is duly elected and qualified.

The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Our Board unanimously recommends that you vote in favor of each of the above proposals, which are described in the proxy statement attached to this notice. The proxy statement and a related proxy card are being furnished to the Securities and Exchange Commission, or SEC, in a report of foreign private issuer on Form 6-K, or a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.formulasystems.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, July 31, 2022, at the registered office of the Company, Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-538-9487.

Holders of record of our ordinary shares (including ordinary shares represented by American Depositary Shares, or ADSs) at the close of business on Thursday, July 21, 2022 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the above proposals.

If you are a shareholder of record voting by mail, your proxy card must be received at our registered office at least six (6) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the accompanying proxy card.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares by sending a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. The foregoing certificate signed by the TASE Clearing House member may instead be presented at the Meeting by a shareholder who wishes to vote at the Meeting itself (subject to the below guidelines re: attendance at the Meeting). Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote, through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until 8:00 a.m., Israel time, on August 25, 2022 (that is, six (6) hours before the Meeting). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If your shares are represented by ADSs, you should complete the enclosed voting instruction form to direct the depositary for the ADSs, BNY Mellon, to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the instructions in the proxy statement as to how to direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

In accordance with the Israeli Companies Law, 5759-1999, as amended, or the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@formula.co.il, no later than July 28, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than August 4, 2022, to be furnished to the SEC under cover of a Form 6-K.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting. Such a position statement should be sent to the Company’s offices, at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@formula.co.il, no later than Monday, August 15, 2022. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Sincerely,

Asaf Berenstin
Chief Financial Officer

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9487

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 25, 2022

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Formula Systems (1985) Ltd., to which we refer as Formula, the Company, our Company, us or we (or similar expressions), to be voted at a Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Thursday, August 25, 2022, at our offices at Terminal Center, 1 Street, Or Yehuda 6037501, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders, and the related proxy card or voting instruction form are being made available or distributed (as appropriate) to holders of Formula ordinary shares, par value NIS 1.00 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about Wednesday, July 27, 2022.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Thursday, July 21, 2022, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.	Election of Ms. Karolina Rzonca-Bajorek to the Board (including an approval of an increase in the authorized size of the Board, from five (5) to seven (7) members), to hold office until Formula’s next annual general meeting of shareholders and until her successor is duly elected and qualified.

2.	Election of Ms. Gabriela Żukowicz to the Board (including an approval of an increase in the authorized size of the Board, from five (5) to seven (7) members), to hold office until Formula’s next annual general meeting of shareholders and until her successor is duly elected and qualified.

Our Annual Report on Form 20-F for the year ended December 31, 2021, including our 2021 audited consolidated financial statements, are available at the “Investor Relations” portion of our website, at www.formulasystems.com. To receive a printed copy of that document via mail at no charge, please contact us at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel, tel: +972-3-538-9487, e-mail: ir@formula.co.il.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 1 and 2.

Quorum

On June 30, 2022, we had 15,317,667 ordinary shares issued and outstanding (including shares represented by ADSs, and shares subject to restrictions and repurchase by us). The foregoing number of issued and outstanding ordinary shares excludes 568,620 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, July 21, 2022, is entitled to one vote upon each of the matters to be presented at the Meeting. Under our amended and restated articles of association, or the Articles of Association, the Meeting will be properly convened if at least two shareholders (including holders of ordinary shares represented by ADSs) attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one half-hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Thursday, July 21, 2022. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Thursday, July 21, 2022, or which appear in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADSs are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the depositary for the ADSs, The Bank of New York Mellon, as to how to vote the ordinary shares represented by your ADSs at the Meeting.

How You Can Vote

The method of ensuring that your ordinary shares are voted at the Meeting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will need to complete and execute proxy cards (accessible at the Company’s website) and submit them to the Company. Holders of shares in “street name” through a TASE member will vote via a proxy card, but through a different procedure (as described below) or by electronic voting via the electronic voting system of the Israel Securities Authority. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms in order to instruct the Depositary how to vote (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form), you can submit your vote by attending the Meeting, or by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” section of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope by 11:59 a.m., Eastern time, on Wednesday, August 24, 2022, or we receive it at our principal executive offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, e-mail: ir@formula.co.il, at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Thursday, August 25, 2022). The chairman of the Meeting may waive that six-hour deadline.

Shareholders Holding Through the TASE

If you hold ordinary shares through a bank, broker or other nominee that is admitted as a member of the TASE, your shares can be voted in one of the following three manners: (i) by attending the Meeting and voting in person; (ii) by sending in your vote in advance of the Meeting; or (iii) by voting electronically in advance of the Meeting via the electronic voting system of the Israel Securities Authority. Each of these possibilities is described further in the next paragraph.

If you hold ordinary shares via a member of the TASE, you may vote your shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares (an “ishur baalut”). In the alternative, you may vote in advance of the Meeting by sending that proof-of-ownership certificate, along with a duly executed proxy card (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. If you utilize that method, your vote must be received by us at least six (6) hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Thursday, August 25, 2022). The Chairman of the Meeting may waive that six-hour deadline. As a third possibility, you may vote electronically in advance of the Meeting through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting (that is, until 8:00 a.m., Israel time, on Thursday, August 25, 2022).

If you hold your shares through a TASE member and you voted in advance of the Meeting and seek to change or revoke your vote, then (i) if you sent in your vote (together with proof of ownership) originally to the Company, you can send in a later-dated proxy card and proof of ownership to the Company, or (ii) if you voted originally via the electronic voting system of the Israel Securities Authority, you may change or revoke your vote using the electronic voting system. In either case, you must complete the revocation of your vote before the deadline for submitting a vote (which is described above).

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as depositary, or the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary will not vote the shares represented by such ADSs.

Therefore, if you hold our ADSs, please complete, sign and return the voting instruction form that you receive to the Depositary as soon as possible in order to ensure that the ordinary shares underlying your ADSs are voted at the Meeting. If you seek to change or revoke your voting instructions, please follow the instructions for doing so that are provided to you by the Depositary.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Vote Required for Approval of Each Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

Various Voting Scenarios

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you provide specific instructions (mark boxes) with regard to any of the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, “FOR” Proposals 1 and 2. The proxy holders will furthermore vote in their discretion on any other matters that properly come before the Meeting.

If you hold shares beneficially via a member of the TASE, your shares will also not be voted at the Meeting if you do not follow the above-described instructions for voting, and will not be voted with respect to a particular proposal if you do not indicate how you would like to vote on that proposal.

Similarly, in the case of ordinary shares represented by ADSs, if you do not return your voting instruction form to instruct your broker how to cause the Depositary to vote, the Depositary will not vote the shares represented by those ADSs.

Solicitation of Proxies

A form of proxy for use at the Meeting or a voting instruction form for directing the Depositary has been filed publicly or mailed to you (as appropriate). Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies are being made available to shareholders on or about Wednesday, July 27, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” section of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of June 30, 2022.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	5,713,574	37.3%
Guy Bernstein (4)	1,797,973	11.7%
Harel Insurance Investments & Financial Services Ltd.(5)	1,299,898	8.5%
Menora Mivtachim Holdings Ltd.(6)	1,109,291	7.2%
Clal Insurance Enterprises Holdings Ltd. and affiliates (7)	852,370	5.6%
Meitav Dash Investments Ltd. (8)	1,155,341	7.5%
Phoenix Holdings Ltd. (9)	946,934	6.2%
Yelin Lapidot Holdings Management Ltd. (10)	801,270	5.2%
All directors and executive officers as a group (8 persons) (11)	1,820,806	11.9%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,317,667 ordinary shares (including shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of June 30, 2022.

(3)	Based on Amendment No. 4 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on September 18, 2020 and on a written notification received from Asseco in July 2022. Includes 1,797,973 ordinary shares owned by Mr. Guy Bernstein, with respect to which Asseco currently possesses the voting rights pursuant to a voting agreement between Asseco and Mr. Bernstein. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 3 to Schedule 13D filed by Mr. Bernstein with the SEC on September 18, 2020 and on a written notification received from Mr. Bernstein in July 2022. Consists of (a) (i) 260,040 ordinary shares, and (ii) an additional 1,102,782 ordinary shares, all of which are held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares, of which (iii) 307,547 are held by Mr. Bernstein and (iv) 127,604 are held in trust for Mr. Bernstein. Asseco currently possesses the voting rights to all such shares pursuant to a voting agreement between Asseco and Mr. Bernstein.

(5)	Based on written notification received from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on July 4, 2022. Harel Insurance is a publicly held Israeli company. Out of the 1,299,898 ordinary shares beneficially owned by Harel Insurance as of June 30, 2022: (i) 1,157,034 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 142,864 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, on July 3, 2022. As of June 30, 2022, the subject ordinary shares are beneficially owned by Menora Holdings and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings. The economic interest or beneficial ownership in a portion of the subject ordinary shares (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be.

(7)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on July 4, 2022. Clal is a publicly held Israeli company. All 852,370 ordinary shares beneficially owned by Clal as of June 30, 2022 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(8)	Based on written notification received from Meitav Dash Investments Ltd., or Meitav Dash, on July 4, 2022. The ordinary shares held by Meitav Dash as of June 30, 2022 are beneficially owned by various direct or indirect, majority or wholly-owned, subsidiaries of Meitav Dash. The Meitav Dash subsidiaries operate under independent management and make independent investment decisions and have no voting power in the securities held in their clients’ accounts. The subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the subsidiaries operates under independent management and makes its own independent voting and investment decisions. Out of the 1,155,341 ordinary shares beneficially owned by Meitav Dash: (i) 771,130 are held by Meitav Dash Provident Funds and Pension Ltd.; (ii) 192,470 ordinary shares are beneficially held for Meitav Dash Portfolio Management Ltd.; and (iii) 191,454 ordinary shares are beneficially held for Meitav Tachlit Mutual Funds Ltd.

(9)	Based on written notification received from Phoenix Holdings Ltd., or Phoenix Holdings, on July 4, 2022. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned, subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of June 30, 2022, the subject ordinary shares were held as follows: (i) Excellence trust funds: 271,364; (ii) Partnership for Israeli shares and partnership for investing in shares indexes: 675,363 (all ownership rights in these partnerships belong to companies that are part of the Phoenix Group. The percentage ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement); and (iii) 207 ordinary shares are beneficially held for Phoenix Holdings’ own account.

(10)	Based on written notification received from Yelin Lapidot, or Yelin, on July 5, 2022. Out of the 801,270 ordinary shares beneficially owned by Yelin as of June 30, 2022: (i) 472,439 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident; and (ii) 328,831 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Each of Messrs. Dov Yelin and Yair Lapidot owns 24.38% of the share capital and 25.004% of the voting rights of Yelin, and is responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds managed by Yelin Provident and Yelin Mutual, respectively. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(11)	Includes the shares beneficially owned by Guy Bernstein described in note (4) above, as well as 15,333 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on November 13, 2014, on August 17, 2017 and on March 14, 2022, under the Company’s 2011 and 2021 Employee and Officer Share Incentive Plans. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s Chief Operations Officer (who was granted 10,000 restricted shares in November 2018, of which 7,500 are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

PROPOSALS 1 AND 2

ELECTION OF ADDITIONAL DIRECTORS

Background

Under the Israeli Companies Law, 5759-1999, as amended, or the Companies Law, the management of our business is vested in our Board. Our Board may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Under Article 38 of our Articles of Association, our Board is comprised of at least three and not more than eleven directors, with the exact number of directors to be determined from time to time by a resolution of the shareholders of our Company.

Our Board currently consists of five directors, including two external directors appointed in accordance with the Companies Law who were elected for an initial term of three years at our annual general meeting of shareholders held on May 10, 2022. Our directors, other than the external directors, are elected at each annual general meeting of shareholders and serve until the next annual general meeting, unless earlier removed or replaced. All of the members of our Board, other than external directors, may be re-elected for an unlimited number of terms. Our Board may temporarily fill vacancies in the Board until the next annual general meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Articles of Association.

On July 19, 2022, our Board received a request in writing from Asseco Poland S.A., or Asseco, the Company’s largest shareholder, requesting the appointment of two nominees as directors, Ms. Karolina Rzonca-Bajorek, and Ms. Gabriela Żukowicz. The Board held a meeting on July 20, 2022 to discuss the request and concluded, due to the considerations described below, that the fulfillment of the request would serve the best interest of the Company and its shareholders, and therefore resolved to bring the election of those nominees as additional directors (including the accompanying increase in the authorized size of our Board), to our shareholders for approval at a special general meeting of shareholders. The election of the nominees proposed by Asseco (and the accompanying increase in the authorized size of the Board), will be presented to our shareholders for approval at the Meeting pursuant to Proposals 1 and 2.

Rationales for Expansion of Board and Election of Proposed Nominees

In reaching its decision, the Board concluded, after debate and discussion, that the proposed expansion of the Board in order to enable the election of Asseco’s two new nominees, Mses. Karolina Rzonca-Bajorek and Gabriela Żukowicz, bears the following advantages (among other potential benefits) to the Company and its shareholders:

●	Strengthening of Financial and Legal Expertise of Board. The addition of two highly capable directors with the persona of Mses. Karolina Rzonca-Bajorek and Gabriela Żukowicz— who have extensive financial and legal expertise, respectively, and are very familiar with the operations of the Company as Asseco officials who have been involved in Formula's operations— will improve the work of the Board on a practical level. That is particularly true in light of the Company’s recent appointment of two new external directors at the May 2022 annual general meeting, which new external directors are less familiar with the Company relative to their predecessors, who had each served nine consecutive years on the Board. The fresh external directors will be able to rely upon the two additional directors as a source of substantial knowledge, which will enhance the work of the Board.

●	Enrichment of Size of Board to Cover Expanded Formula Operations. The scope of the industries in which Formula is engaged has expanded in recent years— both depth-wise, within Formula’s traditional IT/software solutions and services industry (such as the Michpal subsidiary and its on-premise payroll software solutions), as well as breadth-wise, into fields such as e-commerce (through Formula’s Zap Group subsidiary) and defense and homeland security arenas (covered by Formula’s TSG affiliate and its high-end technical solutions). In order to better manage its subsidiaries’ and affiliate’s more sophisticated, broader operations, Formula is very much in need of a larger, more well-rounded Board with additional contributing members who can greatly enhance the quality of the discussion, debate and decision-making processes of the Board.

●	Enhancement of Female Presence on Board. Since the May 2022 annual general meeting of shareholders, the composition of the Board stands at four males and one female. The Board believes it is very helpful and important to add two additional female directors, in order to enhance the variety of views and perspectives among the Board members. Furthermore, many institutional shareholders request and even require that companies in which they invest maintain sufficient diversity among the members of the board of directors, including a more significant presence of female members on the board.

●	Furthering Our Success and Stability. In the year ended December 31, 2021, Formula accounted for approximately 64% of Asseco’s consolidated revenues and approximately 52% of its operating income, representing a significant part of the consolidated reporting of operations of Asseco and making Formula an important asset for Asseco, which requires an investment of attention, time and resources on Asseco's behalf. The Board believes that such interest of Asseco in Formula is very important and beneficial to Formula and its shareholders. Since Asseco's acquisition of control of Formula in 2010 and its involvement in Formula as a result, Formula's results of operations have continuously improved across all of the Company’s key financial indices (revenues, gross profit, operating income and net income) on a year-by-year basis, which has also been reflected in the significant increase in the trading price of the Company’s ordinary shares and ADSs over the course of that period of time. These successes have been attributable, inter alia, to the stability engendered by Asseco’s control of the Company, and the fact that Asseco views Formula as a long-term strategic asset, which motivates Asseco to contribute significantly to Formula’s operations, both on the Board level and in other ways. The Board, therefore, believes that the addition of Asseco's two nominees as members of the Board, who will continue the said interest and involvement of Asseco in Formula's operations, will be in the best interest of Formula.

The Board is of the view that the experience of each of Ms. Rzonca-Bajorek and Ms. Żukowicz, in particular, will greatly complement the Company’s current Board composition and will also contribute towards each of the advantages derived from an expanded board of directors that are described above. Each of Ms. Rzonca-Bajorek and Ms. Żukowicz brings highly relevant experience from various roles over the course of each of their careers to date. Each also bring a strong familiarity and knowledge concerning our Company over the course of the last decade— due to their roles at Asseco and its involvement in Formula during that period of time. The foregoing factors, collectively, increase the likelihood that each of the proposed director nominees to be added can be seamlessly integrated into the management of our business as a member of the Board. In light of each of the foregoing rationales, the Board is of the view that it is in the best interest of the Company and its shareholders to expand the size of the Board in order to enable the addition of the proposed directors, which will enable the Company to better execute its long-term strategy.

Our Board has nominated each of Ms. Karolina Rzonca-Bajorek, and Ms. Gabriela Żukowicz for initial election as a director at the Meeting, pursuant to Proposals 1 and 2, respectively (and the shareholders' approval of the election of both nominees will be deemed approval of the increase of the authorized size of the Board under Article 38 of the Company’s articles of association). Our Board recommends that our shareholders vote in favor of the election of each of these nominees. It is intended that proxies (other than those directing the proxy holders to vote against either or both of the nominees) will be voted for the election of these two (2) nominees as directors.

Each of the nominees, whose professional background is provided below, has advised the Company that she is willing, able and ready to serve as a director if elected. Each nominee has certified to us that she meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications, and has sufficient time, to fulfill her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of either of the nominees named.

Biographic Information Regarding Director Nominees

In addition to bringing with her the benefits described in relevant part under “Background— Rationales for Expansion of Board and Election of Proposed Nominees”, each of the director nominees has the following professional experience:

Karolina Rzonca-Bajorek has served in various financial managerial capacities within the Asseco Group since 2015, and during the period from 2012 to 2014. Since April 2021, Ms. Rzonca-Bajorek has served as Vice President of Finance, and a member of the Management Board, of Asseco. Prior to that period, from 2019 through March 2021, Ms. Rzonca-Bajorek served as the Director of the Finance Division of the Asseco Group. Before that, from 2015 until 2019, Ms. Rzonca-Bajorek served as the Director of the Reporting Department of the Asseco Group. From 2014 to 2015, Ms. Rzonca-Bajorek was the Stock Exchange Reporting Expert at PHZ Baltona S.A. From 2012 to 2014 Ms. Rzonca-Bajorek worked at Asseco Poland S.A. as the Finance Specialist in the Reporting Department of the Asseco Group. She started her professional career in 2009 at Ernst & Young Audit Sp. z o.o. in the audit department, where she participated in audits of large corporate clients. Ms. Rzonca-Bajorek is a graduate of the Warsaw School of Economics, the faculty of finance and accounting (specialization: corporate finance and accounting). Ms. Rzonca-Bajorek holds the FCCA title and a Certificate of the Minister of Finance of Poland authorizing her to provide accounting services, and is in the process of becoming a certified auditor.

Gabriela Żukowicz has served since October 1, 2017 as Vice President of the Management Board of Asseco Poland S.A. responsible for the Legal Office and the Management Office, as well as the Human Resources Division, the Personnel Administration Division, the Compliance Division, the Maintenance and Development of Internal Systems Division, the Administration Division and the Purchasing Division of Asseco. Ms. Żukowicz has been working at Asseco Poland since 1998. Ms. Żukowicz served as the Director of the Management Board Office (October 2004 - December 2009) and since January 2010 as the Director of the Legal and Organizational Department. In addition, from August 2012 to September 2017, Ms. Żukowicz held the position of Asseco’s Proxy. She is the Chairman of the Supervisory Board of Park Wodny Sopot, the Vice Chairman of the Supervisory Board in Asseco Services and Asseco Innovation Fund, and the Member of the Supervisory Boards in the companies Asseco Western Europe, Sintagma and Asseco Lietuva. In 1998, Ms. Żukowicz graduated from the Faculty of Law of the Jagiellonian University in Kraków and completed her legal adviser's training in 2002.

Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted pursuant to Proposals 1 and 2, respectively:

“RESOLVED, that the election of Ms. Karolina Rzonca-Bajorek as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected and qualified (including the accompanying approval of an increase in the authorized size of the Board from five (5) to seven (7) members), be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Ms. Gabriela Żukowicz as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected and qualified (including the accompanying approval of an increase in the authorized size of the Board from five (5) to seven (7) members), be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares (including ordinary shares represented by ADSs) represented at the Meeting, in person or by proxy, entitled to vote and voting on the applicable proposal (excluding abstentions and broker non-votes), is required to elect each of the nominees named above as directors.

Board Recommendation

The Board recommends a vote FOR the election of the foregoing director nominees pursuant to Proposals 1 and 2, respectively.

ADDITIONAL INFORMATION

Our annual report, including the auditor’s report and our audited consolidated financial statements, for the year ended December 31, 2021, which we filed with the SEC on May 16, 2022, including an amendment to that report filed on May 17, 2022, is available through the EDGAR website of the SEC at www.sec.gov. Shareholders will be able to receive a hard copy of that annual report containing our consolidated financial statements free of charge upon request by contacting Asaf Berenstin, our Chief Financial Officer, at +972-3-538-9487 or ir@formula.co.il. None of the auditor’s report, consolidated financial statements, or the rest of that annual report, or the contents of our website, forms or will form a part of the proxy solicitation material.

By Order of the Board of Directors,

Asaf Berenstin
Chief Financial Officer

Dated: July 21, 2022

Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 25, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Asaf Berenstin and Maya Shitrit and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Formula Systems (1985) Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Thursday, July 21, 2022, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, on Thursday, August 25, 2022 at 2:00 p.m. (local time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE INDICATED WITH RESPECT TO PROPOSALS 1 AND 2, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED BY THE ABOVE-DESIGNATED PROXIES “FOR” THAT PROPOSAL, AS RECOMMENDED BY THE COMPANY’S BOARD OF DIRECTORS. THIS PROXY WILL FURTHERMORE BE VOTED AS THE ABOVE-DESIGNATED PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

Thursday, August 25, 2022

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

☐ Please detach along perforated line before mailing. ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH
OF THE PROPOSALS BELOW.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

	PROPOSAL	FOR	AGAINST	ABSTAIN

1.	Election of Ms. Karolina Rzonca-Bajorek to the Company’s board of directors (the “Board”) (including an approval of an increase in the authorized size of the Board from five (5) to seven (7) members), to hold office until the Company’s next annual general meeting of shareholders and until her successor is duly elected and qualified.	☐	☐	☐

2.	Election of Ms. Gabriela Żukowicz to the Board (including an approval of an increase in the authorized size of the Board from five (5) to seven (7) members), to hold office until the Company’s next annual general meeting of shareholders and until her successor is duly elected and qualified.	☐	☐	☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.